Exhibit 2.1

FORM OF PROMISSORY NOTE

$[ ]	September 24, 2012

FOR VALUE RECEIVED, PACIFIC THERAPEUTICS LTD,, a British Columbia corporation, (the “Borrower”), hereby promises to pay to or to the order of [NAME OF CREDITOR] (the “Creditor”), a businessman residing at Suite 1209 - 409 Granville Street, Vancouver, British Columbia, on September 24, 2013 (the “Maturity Date.”) or on such earlier date as the principal hereof becomes payable in accordance with the following provisions, the principal sum of [AMOUNT] ($_____), in lawful money of Canada (the “Principal Amount”), and promises to pay interest on the Principal Amount from the date hereof until such Principal Amount is paid in full and both before and after maturity and/or default and judgment at a rate of one percent (1.0%) per month and payable quarterly.  Interest shall be calculated hereunder without deduction or allowance in respect of deemed reinvestment of interest or otherwise.  Any interest payable hereunder which is not paid when due shall bear interest at the aforesaid rate during the period in arrears.

If any of the following shall occur and be continuing:

(a)	the Borrower shall fail to pay any amount of interest hereunder when due and payable and 3 days shall have elapsed after written notice of such failure has been given to the Borrower by the Creditor;

(b)	the entry by a court having jurisdiction of:

(i)	a decree or order for relief in respect of the Borrower in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or similar law; or

(ii)
a decree or order adjudging the Borrower a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment, compromise, or composition of or in respect of the Borrower under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Borrower or of any substantial part of the property of the Borrower, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any other such decree or order unstayed and in effect for a period of 30 consecutive days; or

(iii)
the commencement by the Borrower of a voluntary case of proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of any other case of proceeding to be adjudicated a bankrupt or insolvent, or the consent of the Borrower to the entry of a decree or order for relief in respect of the Borrower in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceedings against it, or the filing by the Borrower of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by the Borrower to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Borrower or of any substantial part of the property of the Borrower, or the making by the Borrower of any assignment for the benefit of creditors, or the admission by the Borrower in writing of its inability to pay its debts generally as they become due, then in such event, the Creditor may, by written notice to the Borrower, declare all amounts hereunder immediately due and payable, whereupon the principal hereof plus all accrued interest hereon shall become due and payable.

Conversion at Option of the Creditor
The Creditor may, at its option, at any time within the period of the Promissory Note and up to 5 days following the Maturity Date by delivering a written notice thereof to the Borrower, convert all or part of the Principal Amount of the Promissory Note then outstanding, together with any and all accrued and unpaid interest thereon, into Units in the capital of the Borrower.  Each Unit shall consist of one (1) common share in the capital of the Company and one (1) purchase warrant, each warrant being exercisable for one (1) common share in the capital of the Company for a period of two (2) years from the warrant issue date.  Subject to regulatory approval, the conversion price of the Common Shares to be issued as part of the Unit will be calculated based on weighted average closing price of the Company’s common shares on the Canadian National Stock Exchange (CNSX:PT) for the ten (10) trading days immediately preceding the Unit’s conversion date, less twenty-five (25%).  Subject to regulatory approval, the exercise price of the purchase warrants to be issued as part of the Unit will be calculated based on weighted average closing price of the Company’s common shares on the Canadian National Stock Exchange (CNSX:PT) for the ten (10) trading days immediately preceding the Unit’s conversion date, plus twenty-five (25%).

Corporate Changes
If, at any time after the date hereof and prior to the Maturity Date, there is a capital reorganization of the Common Shares or a merger or consolidation of the Borrower with or into another corporation in which the Borrower is not the surviving corporation, or the sale of the Borrower’s properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation or sale, lawful provision will be made so that the Creditor shall thereafter be entitled to receive, upon the conversion of the Promissory Note in accordance with its terms, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation to which the Creditor would have been entitled in such capital reorganization, merger, consolidation or sale if the Common Shares issued pursuant to the conversion had been issued before such reorganization, merger, consolidation or sale.  The Borrower shall notify the Creditor of any such reorganization, merger, consolidation or sale or reclassification, split, subdivision or combination of shares not later than the effective date thereof.

If the Borrower, at any time after the date hereof and prior to the Maturity Date, subdivides or combines its Common Shares, then the number of Common Shares deliverable to the Creditor upon the conversion of the Promissory Note in accordance with its terms will be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

Repayable at Option of the Borrower
The Borrower may, at its option, upon the issuance of any news release concerning the results of its first clinical trial for its PTL-202 drug at any time within the period of the Promissory Note and up to ten (10) days following the date of the news release, by delivering a written notice thereof to the Creditor, repay all of the Principal Amount of the Promissory Note then outstanding, together with any and all accrued and unpaid interest thereon in cash, and by issuing the Creditor 200,000 purchase warrants in the capital of the Company. Subject to regulatory approval each warrant being exercisable for one (1) common share in the capital of the Company for a period of two (2) years from the warrant issue date at an exercise price equal to the weighted average closing price of the Company’s common shares on the Canadian National Stock Exchange (CNSX:PT) for the ten (10) trading days immediately preceding the date of the written notice, plus twenty-five (25%).If the Borrower exercises this option in the first three (3) months of the Promissory Note period, it shall pay the Creditor three (3) months of accrued and unpaid Interest.

In consideration for the Creditor loaning the Principal Amount to the Borrower under this Promissory Note, the Borrower shall issue the Creditor 200,000 purchase warrants in the capital of the Company, each warrant being exercisable for one (1) common share in the capital of the Company for a period of two (2) years from the warrant issue date at an exercise price of $0.22 per share.

If the Borrower is in default under this Promissory Note, it shall pay any and all costs and expenses reasonably incurred by the Creditor in connection with the enforcement hereof or the collection of the Principal Amount and the accrued interest then outstanding hereunder, including, without limitation, all legal fees and disbursements reasonably incurred by the Creditor.

Failure to exercise any right the Creditor may have or be entitled to in the event of any default hereunder shall not constitute a waiver of such right or any other right in the event of any subsequent default.

Both principal and interest hereon are payable in lawful money of Canada to the Creditor at its address described above, or as otherwise directed by the Creditor.

The Borrower hereby waives presentment for acceptance and payment, including applicable grace periods, demand, notice of dishonor and protest, or a further notice of any kind and agrees that it shall remain liable in respect hereof as if presentment, demand, notice of dishonor and protest had been duly made or given.

Time is of the essence of this Promissory Note and each of the obligations evidenced hereby.

Any notices, requests, demands or other communications required or permitted to be sent hereunder or under any related document shall be delivered personally, sent by telefax, sent by overnight courier or mailed by registered or certified mail, return receipt requested, to such address as set out on page one of this Promissory Note or such other address either party hereto shall from time to time notify the other, and shall be deemed to have been received on the day of personal delivery, when sent by telefax on the day when confirmation is received, one (1) business day after deposit with an overnight domestic courier or five (5) days after deposit in the mail, as the case may be.

This Promissory Note shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

The Creditor shall not transfer or assign this Promissory Note, or any interest herein with the prior written consent of the Borrower, which consent will not be unreasonably withheld.

This Promissory Note shall ensure to the benefit of the Creditor, its successors and permitted assigns, and shall be binding on the Borrower and its successors.

DATED as of the 24th day of September, 2012.

PACIFIC THERAPEUTICS LTD.
(the “Borrower”)

Authorized Signatory